-----------------------------------------

                 FORM 4

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[ ]  CHECK BOX IF NO LONGER SUBJECT TO
     SECTION 16. FORM 4 OR FORM 5
     OBLIGATIONS MAY CONTINUE. SEE
     INSTRUCTION 1(B).



                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


            FILED PURSUANT TO SECTION 16(A) OF THE SECURITIES EXCHANGE ACT OF 1934, SECTION 17(A) OF THE PUBLIC UTILITY
                         HOLDING COMPANY ACT OF 1935 OR SECTION 30(F) OF THE INVESTMENT COMPANY ACT OF 1940

-----------------------------------------------------------------------------------------------------------------------------------
1. NAME AND ADDRESS OF REPORTING |2.   ISSUER NAME AND TICKER OR TRADING          |6. RELATIONSHIP OF REPORTING PERSON
   PERSON*                       |     SYMBOL                                     |   TO ISSUER
                                 |                                                |
   KATZMAN     CHAIM             |     EQUITY ONE, INC. ("EQY")                   |   (CHECK ALL APPLICABLE)
                                 |                                                |
                                 |                                                |   [X] DIRECTOR       [X] 10% OWNER
                                 |                                                |   [X] OFFICER        [ ] OTHER
                                 |                                                |       (GIVE TITLE        (SPECIFY
                                 |                                                |       BELOW)              BELOW)
                                 |                                                |
                                 |                                                |              CHAIRMAN OF THE BOARD,
                                 |                                                |            AND CHIEF EXECUTIVE OFFICER
---------------------------------|------------------------------------------------|-------------------------------------------------
   (LAST)    (FIRST)   (MIDDLE)  |3.   IRS OR SOCIAL      |4. STATEMENT FOR       |7.  INDIVIDUAL OR JOINT/GROUP FILING
                                 |     SECURITY NUMBER    |   MONTH/YEAR          |    (CHECK APPLICABLE LINE)
                                 |     OF REPORTING PERSON|                       |
                                 |     (VOLUNTARY)        |                       |
                                 |                        |    JULY 2002          |
   1696 N.E. MIAMI GARDENS DRIVE |                        |                       |     [X] FORM FILED BY ONE REPORTING
                                 |                        |                       |         PERSON
-------------------------------- |                        |-----------------------|
           (STREET)              |                        |5. IF AMENDMENT,       |
                                 |                        |   DATE OF             |
NORTH MIAMI BEACH  FLORIDA 33179 |                        |   ORIGINAL            |     [ ] FORM FILED BY MORE THAN ONE
                                 |                        |   (MONTH/YEAR)        |         REPORTING PERSON
---------------------------------|                        |                       |
(CITY)             (STATE) (ZIP) |                        |                       |
                                 |                        |                       |
------------------------------------------------------------------------------------------------------------------------------------
                          TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
------------------------------------------------------------------------------------------------------------------------------------
1. TITLE OF SECURITY |2. TRANSACTION  |3. TRANSACTION|   4. SECURITIES            |5. AMOUNT OF   |6. OWNERSHIP      |7.  NATURE OF
   (INSTR. 3)        |   DATE         |   CODE       |      ACQUIRED (A)          |   SECURITIES  |   FORM:          |    INDIRECT
                     |   (MONTH/DAY/  |   (INSTR. 8) |      OR DISPOSED           |   BENEFICIALLY|   DIRECT (D)     |    BENEFICIAL
                     |   YEAR)        |              |      OF (D) (INSTR.        |   OWNED AT    |   OR INDIRECT (I)|    OWNERSHIP
                     |SETTLEMENT DATE |              |      3, 4, AND 5)          |   END OF      |   (INSTR. 4)     |    (INSTR. 4)
                     |                |              |                            |   MONTH)      |                  |
                     |                |--------------|----------------------------|   (INST. 3    |                  |
                     |                | CODE  |   V  | AMOUNT   |(A) OR| PRICE    |   AND 4)      |                  |
                     |                |       |      |          | (D)  |          |               |                  |
---------------------|----------------|--------------|----------------------------|---------------|------------------|-------------
Common Stock, par    |    7/26/02     |   P   |   V  |   1,300  |  A   |$12.95    | 21,431,642    |        (I)       |      By
value $.01 per       |                |       |      |          |      |          |               |                  | Corporation
share (1)            |                |       |      |          |      |          |               |                  |     (1)
---------------------|----------------|--------------|----------------------------|---------------|------------------|--------------
Common Stock, par    |    7/26/02     |   P   |   V  |     200  |  A   |$12.94    | 21,431,642    |        (I)       |      By
value $.01 per       |                |       |      |          |      |          |               |                  | Corporation
share (1)            |                |       |      |          |      |          |               |                  |     (1)
---------------------|----------------|--------------|----------------------------|---------------|------------------|--------------
Common Stock, par    |    7/30/02     |   P   |   V  |     100  |  A   |$13.14    | 21,431,642    |        (I)       |      By
value $.01 per       |                |       |      |          |      |          |               |                  | Corporation
share                |                |       |      |          |      |          |               |                  |     (1)
---------------------|----------------|--------------|----------------------------|---------------|------------------|--------------
Common Stock, par    |    7/30/02     |   P   |   V  |     100  |  A   |          | 21,431,642    |        (I)       |      By
value $.01 per       |                |       |      |          |      |$13.14    |               |                  | Corporation
share (2)            |                |       |      |          |      |          |               |                  |     (1)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                              Page 1

-----------------------------------------------------------------------------------------------------------------------------------
Common Stock, par    |    7/30/02     |   P   |   V  |      100 |  A   |$13.25    | 21,431,642    |        (I)       |      By
value $.01 per       |                |       |      |          |      |          |               |                  | Corporation
share (3)            |                |       |      |          |      |          |               |                  |     (1)
---------------------|----------------|--------------|----------------------------|---------------|------------------|--------------
Common Stock, par    |    7/30/02     |   P   |   V  |    4,800 |  A   |$13.25    | 21,431,642    |        (I)       |      By
value $.01 per       |                |       |      |          |      |          |               |                  | Corporation
share (4)            |                |       |      |          |      |          |               |                  |     (1)
---------------------|----------------|--------------|----------------------------|---------------|------------------|--------------
Common Stock, par    |    7/30/02     |   P   |   V  |    1,500 |  A   |$13.20    | 21,431,642    |        (I)       |      By
value $.01 per       |                |       |      |          |      |          |               |                  | Corporation
share (5)            |                |       |      |          |      |          |               |                  |     (1)
---------------------|----------------|--------------|----------------------------|---------------|------------------|--------------
Common Stock, par    |    7/30/02     |   P   |   V  |      700 |  A   |$13.14    | 21,431,642    |        (I)       |      By
value $.01 per       |                |       |      |          |      |          |               |                  | Corporation
share (6)            |                |       |      |          |      |          |               |                  |     (1)
---------------------|----------------|--------------|----------------------------|---------------|------------------|--------------
Common Stock, par    |    7/30/02     |   P   |   V  |      100 |  A   |$13.14    | 21,431,642    |        (I)       |      By
value $.01 per       |                |       |      |          |      |          |               |                  | Corporation
share (7)            |                |       |      |          |      |          |               |                  |     (1)
-----------------------------------------------------------------------------------------------------------------------------------


*If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).
Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

                                                               (OVER)

Explanation of Responses:

(1)  Represents shares held of record by M.G.N. (USA), Inc. ("MGN"), which is a member of a "group" with Mr. Katzman for purposes of Globe. Mr. Katzman is the President of M.G.N.



                                                                       /s/ CHAIM KATZMAN                    AUGUST 9, 2002
                                                                    ---------------------------------   --------------------------
                                                                     **Signature of Reporting Person              Date
                                                                              Chaim Katzman


**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


Note:  File three copies of this form, one of which must be manually signed.

If space provided is insufficient, see Instruction 6 for procedure.

                                                                                                                              Page 2

NAME:                           M.G.N. (USA), INC., A NEVADA CORPORATION (1)

ADDRESS:                        C/O EQUITY ONE, INC.
                                1696 N.E. MIAMI GARDENS DRIVE
                                NORTH MIAMI BEACH, FLORIDA 33179

SHARES OWNED:                   4,684,619 SHARES DIRECTLY OWNED

DESIGNATED FILER:               CHAIM KATZMAN

ISSUER AND TICKER SYMBOL:       EQUITY ONE, INC. ("EQY")

DATE OF EVENT
REQUIRING STATEMENT:            JULY 26 AND 30, 2002

SIGNATURE:                      BY: /s/ CHAIM KATZMAN
                                    -------------------------------
                                     CHAIM KATZMAN
                                     PRESIDENT











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